The Gulf Tower, 38th Floor
707 Grant Street
Pittsburgh, PA 15219
(412) 803-3690 PH
(412) 803-3678 FX
gmwpclaw.com

September 19, 2008

Ms. Janice McGuirk
Division of Corporate Finance
Securities and Exchange Commission
Washington, DC 20549
Mail Stop 3561

RE:	SuperDirectories, Inc.
Form 10, Amendment No. 10
File No. 0-51533

Dear Ms. McGuirk:

          In reply to your letter of June 30, 2008, we submit herewith our response to your comments and description of amendments. Pages and item references are to Amendment No. 10 filed herewith.

Competitive Situation, page 6

1.

We note your new disclosure that “we have recently revised the programming of our search term specificity so we feel there is not further limitation to the information result level from our database.” Please provide an adequate discussion to address those recent revisions to your programming to substantiate your statement that there is no limitation now.

We have described the improvements which remove the limitations we refer to. It is the Company’s opinion that these changes remove the limitation.

Item 2. Plan of Operation
Overview, page 17

2.

Reference is made to the first paragraph at the top of page 17. We do not understand the statement, “[B]ased upon cash currently available we feel we will need to raise additional capital of approximately $150,000 in order to continue for at least the twelve month period presented in the schedule of expected

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expenditures without the need to raise additional capital.” (emphasis added) Please revise as necessary.

We have removed the language stating we may continue “without the need to raise additional capital”. It was a typographical error.

3.	With respect to comment 4 from our April 3, 2008 letter, we continue to note that such information remains on your website. Therefore, we reissue the comment.

The information with respect to referrals has been removed from the website until we start that phase of our business.

Item 7, Certain Relationships and Related Transactions, page 27

4.	Please expand the new paragraph on page 27 to disclose the dollar value for the 7,452,900 shares of company stock that Mr. Wright received on April 11, 2005 and March 25, 2006.

We disclose that Mr. Wright and the Company placed a value of $0.50 per share totaling $3,726,450. Mr. Wright paid $0.01 per share with 152,100 shares in a cashiers transaction.

5.

We note the new disclosure in the penultimate paragraph on page 28. Disclose the business reason for Mr. Wright and all of the donees to sell their shares back to the company. Also, disclose the exemption relied upon by the company in repurchasing these securities and the facts supporting the reliance upon the exemption.

We have disclosed that our primary business purpose was to protect against a claim we had breached the rules applicable to use the S-8. We add language we were also concerned about Mr. Wright’s threat to litigate and that Mr. Wright’s business reason was that hewished to monetize his investment.

We have expanded the language to incorporate the factors supporting a private placement exemption. We did not go private, retaining 1,150 shareholders, nor did we make a tender offer. We feel there was no applicable requirement for registration or other filing. We had a good and valid business reason as, apparently, did Mr. Wright, and issued no securities. All of the shares involved were registered on our Form S-B.

6.

We note your disclosure on page 37 that “if the original documentation were insufficient, it is our opinion that the additional information provided by the purchasers cured any defect.” Rescission offers do not cure prior securities violations. Please review this paragraph substantially to make this clear and to remove references to curing a defect, as that appears to imply it cured the violation. In addition, as previously requested, given the lack of sufficient documentation with the initial offerings pursuant to Regulation S, explain the impact this had upon the availability of Regulation S on the rescission offer.

We have removed the language re curing a defect and acknowledge the rescission would not cure a defect or violation. We reiterate, however, it is not a “given” that there was a determination of a violation. Quite the contrary, it was actually mere speculation which has not been established.

Form 10-KSB

7.	As previously requested, please amend your Form 10-KSB for the year ended September 30, 2007 to comply with the above comments, as applicable.

Amendment No. 1 is being prepared and will be filed as soon as possible.

Very truly yours,

GRIFFITH, McCAGUE & WALLACE, P.C.

Charles B. Jarrett, Jr.

CBJ/hma